

Mail Stop 4720

August 23, 2016

Mr. David L. Stoehr
Chief Financial Officer
Wintrust Financial Corporation
9700 W. Higgins Road, Suite 800
Rosemont, Illinois 60018

     Re: **Wintrust Financial Corporation**
           Form 10-K for the Fiscal Year Ended December 31, 2015
           Filed February 29, 2016
           File No. 001-35077

Dear Mr. Stoehr:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures/Ratios, page 44

1. You disclosed a non-GAAP financial measure, "operating net income," which excludes acquisition and non-operating compensation charges from net income and described the non-operating compensation charges as "certain salary and employee benefit costs incurred that are not related to current operating services provided by employees of the Company." Please explain, in greater detail, the nature of the excluded salary and employee benefit costs in the calculation of the non-GAAP financial measure and tell us whether these costs are recurring and/or cash expenses or otherwise require cash settlement. In addition, please tell us how you expect the Division's latest guidance on

non-GAAP financial measures in the updated Compliance and Disclosure Interpretations issued on May 17, 2016 will impact your approach to such exclusions in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3291 with any questions.

Sincerely,

/s/ H. Stephen Kim

H. Stephen Kim
Assistant Chief Accountant
Office of Financial Services